        The following are wholly-owned subsidiaries of Gehl Company (with location of incorporation):

•	Compact Equipment Attachments, Inc. (Wisconsin), trade styles: CEA and CE Attachments

•	Gehl Europe (Germany)

•	Gehl Power Products, Inc. (South Dakota)

•	Mustang Manufacturing Company, Inc. (Minnesota), trade style: Mustang